Exhibit 23.4

CONSENT OF RAYMOND JAMES & ASSOCIATES, INC.

To:	The Board of Directors of Aeterna Zentaris Inc.

We refer to the fairness opinion dated December 14, 2023 (the “Fairness Opinion”) which we prepared for the Board of Directors of Aetema Zentaris Inc. (“Aeterna Zentaris”) in connection with the plan of arrangement involving Aetema Zentaris and Ceapro Inc. We consent to the filing of the Fairness Opinion in this information circular of Aetema Zentaris dated February 9, 2024 (the “Information Circular”) with the applicable securities regulatory authorities, the inclusion of the Fairness Opinion and a summary of the Fairness Opinion in the Information Circular, and all references to the Fairness Opinion and our firm in the Information Circular.

The Fairness Opinion was given as at December 14, 2023 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Aetema Zentaris shall be entitled to rely upon the Fairness Opinion.

We have read the Information Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Fairness Opinion or that is within our knowledge as a result of performing services for Aetema Zentaris in connection with the Fairness Opinion.

/s/ Stu Barich
RAYMOND JAMES & ASSOCIATES, INC.

New York, New York

February 9, 2024